UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                            Louisiana Bancorp, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Comon Stock, Par Value $.01
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                         (Title of Class of Securities)

                                   54619P104
                          ----------------------------
                                 (CUSIP Number)

                                 August 1, 2007
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-l(b)

         |X|  Rule 13d-l(c)

         |_|  Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 pages

CUSIP No. 54619P104

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     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         MFP Investors LLC - 22-3608480
         51 John F. Kennedy Parkway, 2nd Floor
         Short Hills, NJ 07078

         Michael F. Price
         51 John F. Kennedy Parkway, 2nd Floor
         Short Hills, NJ 07078

         Michael F. Price is the controlling person of MFP Investors LLC
-------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions) |_| (a)
         |X| (b)
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     3.  SEC Use Only
-------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization Delaware
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Number of Shares           5.  Sole Voting Power
Beneficially by Owned     -----------------------------------------------------
by Each Reporting
Person With:               6.  Shared Voting Power 550,000
                          -----------------------------------------------------

                           7.  Sole Dispositive Power
                          -----------------------------------------------------

                           8.  Shared Dispositive Power 550,000
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     9.  Aggregate Amount Beneficially Owned by Each Reporting Person 550,000

-------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

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    11.  Percent of Class Represented by Amount in Row (9) 8.7%

-------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)
         OO

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                               Page 2 of 6 pages

CUSIP No. 54619P104

-------------------------------------------------------------------------------
     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         MFP Partners, LP - 22-3608482
         c/o MFP Investors LLC
         51 John F. Kennedy Parkway, 2nd Floor
         Short Hills, NJ 07078

-------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions) |_| (a)
         |X|  (b)
-------------------------------------------------------------------------------
     3.  SEC Use Only

-------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization Delaware

-------------------------------------------------------------------------------
Number of Shares        5.  Sole Voting Power
Beneficially by Owned   -------------------------------------------------------
by Each Reporting
Person With:            6. Shared Voting Power 428,700
                        -------------------------------------------------------

                        7.  Sole Dispositive Power
                        -------------------------------------------------------

                        8. Shared Dispositive Power 428,700
-------------------------------------------------------------------------------

     9.  Aggregate Amount Beneficially Owned by Each Reporting Person 428,700

-------------------------------------------------------------------------------
    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

-------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9) 6.8%

-------------------------------------------------------------------------------
    12.  Type of Reporting Person (See Instructions)

        PN
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                               Page 3 of 6 pages

Item 1.
      (a)  Name of Issuer

           Louisiana Bancorp, Inc.

      (b)  Address of Issuer's Principal Executive Offices

           1600 Veterans Memorial Boulevard
           Metairie, Lousiana 70005

Item 2.
      (a)  Name of Person Filing

           MFP Investors LLC
           MFP Partners, LP

      (b)  Address of Principal Business Office or, if none, Residence

           51 John F. Kennedy Parkway, 2nd Floor
           Short Hills, NJ 07078

      (c)  Citizenship

           Delaware

      (d)  Title of Class of Securities

           Common Stock, par value $.01 per share

      (e)  CUSIP Number

           54619P104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

           Not applicable.

Item 4.    Ownership.

           As the investment advisor to several clients, MFP Investors LLC is deemed to own 550,000 shares (8.7%) of the common stock of the issuer. MFP Partners, LP (a client of MFP Investors LLC) has the shared power to vote 428,700 shares (6.8%) of the common stock of the issuer.

Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           MFP Investors LLC manages investments for several clients, including MFP Partners, LP which owns more than 5% of the common stock of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.


                               Page 4 of 6 pages

Item 10.   Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             August 8, 2007
                                             ----------------------------------
                                                          Date

                                             MFP Investors LLC

                                               /s/ Michael F. Price
                                             ----------------------------------
                                                        Signature
                                             Name:  Michael F. Price
                                             Title: Managing Member


                                             MICHAEL F. PRICE

                                               /s/ Michael F. Price
                                             ----------------------------------
                                                        Signature
                                             Name:  Michael F. Price


                                             MFP Partners, LP

                                             /s/ Michael F. Price
                                             ----------------------------------
                                                        Signature
                                             Name:  Michael F. Price
                                             Title: Authorized Signatory of the
                                                    Investment Adviser



                               Page 5 of 6 pages

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the stock of Louisiana Bancorp, Inc., and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 8th day of August, 2007.


                                             MFP Investors LLC

                                               /s/ Michael F. Price
                                             ----------------------------------
                                                        Signature
                                             Name:   Michael F. Price
                                             Title:  Managing Member


                                             MICHAEL F. PRICE

                                               /s/ Michael F. Price
                                             ----------------------------------
                                                        Signature
                                             Name:   Michael F. Price


                                             MFP Partners, LP


                                               /s/ Michael F. Price
                                             ----------------------------------
                                                        Signature
                                             Name:   Michael F. Price
                                             Title:  Authorized Signatory of

                                                     the Investment Adviser



                               Page 6 of 6 pages